Filed Pursuant to Rule 253(g)(2)

File No. 024-11326

Prospectus Supplement No. 3 Dated October 8, 2021

7,500,000 Common Stock Shares

The 4Less Group, Inc.

$15,000,000

EXPLANATORY NOTE

This is a prospectus supplement to an offering statement on Form 1-A filed by The 4Less Group, Inc. (the “Offering Statement”). The Offering Statement was originally filed by The 4Less Group, Inc. on September 22, 2020 and was initially qualified by the U.S. Securities and Exchange Commission (“SEC”) on December 14, 2020. The Offering Statement filed with the SEC as of December 11, 2020 (Amendment No. 6) stated that  the Offering will terminate on the first to occur of (i) the date on which all $15,000,000 of our Offered Shares are sold or (ii) September 21, 2021, subject to our right to extend such date for up to 120 days in our sole discretion (in each such case, the “Termination Date”). Prospectus Supplement Number 2 contained a Scrivener's Error by mistakenly but inadvertently stating that the new termination date is January 19, 2021, when in fact the new termination date should have reflected January 19, 2022.

PROSPECTUS SUPPLEMENT

The purpose of this post-qualification amendment is to extend the Offering from September 21, 2021 to 120 days thereafter, which is January 19, 2022, as provided for below.

This supplement to the prospectus for public offering of shares of voting Common Stock pursuant to Regulation A, par value $0.00001 of The 4Less Group, Inc., a Nevada corporation, supplements the original prospectus for the public offering by extending the offering termination date to January 19, 2022.

This supplement to the prospectus for the public offering should be read in conjunction with the original prospectus for the public offering dated December 16, 2020, filed with the Securities and Exchange Commission on December 16, 2020, available at https://www.sec.gov/Archives/edgar/data/1438901/000116169720000556/prospectus.htm as well as Prospectus Supplement No. 1 dated December 21, 2020, which provided an updated subscription agreement at https://www.sec.gov/Archives/edgar/data/1438901/000116169720000572/ex_4-1.htm.